September 24, 2019

Thomas K. Equels
Chief Executive Officer and President
AIM ImmunoTech Inc.
2117 SW Highway 484
Ocala, FL 34473

       Re: AIM ImmunoTech Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 24, 2019
           File No. 333-233657

Dear Mr. Equels:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed on September 24,
2019

Cover page

1. We note your response to comment 1 and your disclosure indicating you may decide to extend the offering period beyond ten days from the date of the prospectus. Please revise your disclosure to provide a termination date that is not indefinite. Thomas K. Equels
AIM ImmunoTech Inc.
September 24, 2019
Page 2

      Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-
3625 with any questions.



                                                        Sincerely,
FirstName LastNameThomas K. Equels
                                                        Division of Corporation
Finance
Comapany NameAIM ImmunoTech Inc.
                                                        Office of Healthcare &
Insurance
September 24, 2019 Page 2
cc:       Rick Feiner, Esq.
FirstName LastName